United States securities and exchange commission logo





                            January 25, 2023

       Mark McKechnie
       Chief Financial Officer, Executive Vice President and Treasurer ACM Research, Inc.
       42307 Osgood Road, Suite I
       Fremont, California 94539

                                                        Re: ACM Research, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for
Fiscal Quarters Ended June 30, 2022
                                                            File No. 001-38273

       Dear Mark McKechnie:

               We have reviewed your December 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 26, 2022 letter.

       Form 10-Q for the Fiscal Quarters Ended September 30, 2022

       Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations,
       page 39

   1. You state on page 14 of your Form 10-Q that in October, 2022 the U.S. Department of
                                                        Commerce    enacted new
rules aimed at restricting U.S. support for the PRC   s ability to
                                                        manufacture advanced
semiconductors." Please describe the material effects on your business of such new
rules and provide related risk factor disclosure.
               You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
       Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.
 Mark McKechnie
ACM Research, Inc.
January 25, 2023
Page 2

FirstName LastNameMark McKechnie   Sincerely,
Comapany NameACM Research, Inc.
                                   Division of Corporation Finance
January 25, 2023 Page 2            Office of Technology
FirstName LastName